UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

VectivBio Holding AG

(Name of Subject Company)

VectivBio Holding AG

(Name of Person Filing Statement)

Ordinary Shares, nominal value of CHF 0.05 per share

(Title of Class of Securities)

H9060V101

(CUSIP Number of Class of Securities)

Luca Santarelli, M.D.

Chief Executive Officer

Aeschenvorstadt 36

4051 Basel

Switzerland

+41 615513030

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Michal Berkner

Brandon Fenn

Cooley (UK) LLP

22 Bishopsgate

London, EC2N 4BQ

United Kingdom

+44 (0) 20 7556 4321

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of certain communications relating to the proposed acquisition of VectivBio Holding AG, a corporation limited by shares organized under the laws of Switzerland (“VectivBio” or the “Company”), by Ironwood Pharmaceuticals, Inc., a Delaware corporation (“Ironwood”), pursuant to the terms and subject to the conditions of a Transaction Agreement, dated as of May 21, 2023 (the “Agreement”), by and among the Company, Ironwood and Ironwood Pharmaceuticals GmbH, a limited liability company organized under the laws of Switzerland and a subsidiary of Ironwood (“Purchaser”). Pursuant to the Agreement, upon the terms and subject to the conditions thereof, Ironwood will commence a cash tender offer (the “Tender Offer”), to purchase all of the outstanding registered ordinary shares of the Company, nominal value of CHF 0.05 per share (the “Shares”), at a price per Share of $17.00 net, subject to deduction for any applicable withholding taxes. The Tender Offer is conditioned upon, among other things, the tender of shares representing more than 80% of VectivBio’s issued and outstanding shares and other customary conditions. Assuming the successful consummation of the Tender Offer and Ironwood holding at least 90% of the outstanding shares of VectivBio, Ironwood expects to acquire any shares of VectivBio not tendered into the Tender Offer through a merger of VectivBio with and into a subsidiary of Ironwood for the same per share consideration as will be payable in the Tender Offer.

This Schedule 14D-9 filing consists of the following communications relating to the proposed Tender Offer:

(i)	Letter from Luca Santarelli, the Chief Executive Officer of the Company, to employees, first used on May 22, 2023.

(ii)	Townhall Presentation, first used on May 22, 2023.

(iii)	Email from Omar Khwaja, the Chief Medical Officer of the Company, to advocacy and professional groups, first used on May 22, 2023.

(iv)	Email from Scott Applebaum, the Chief Legal Officer of the Company, to partners, first used on May 22, 2023.

(v)	Email from Patrick Malloy, the SVP, Investor Relations of the Company, to investor community, first used on May 22, 2023.

(vi)	Email from Omar Khwaja, the Chief Medical Officer of the Company, to study investigators, first used on May 22, 2023.

(vii)	Email from Claudia D’Augusta, the Chief Financial Officer of the Company, to vendors, first used on May 22, 2023.

(viii)	Social Media Posts of the Company, dated May 22, 2023.

Additional Information about the Tender Offer and Where to Find It

The tender offer for the outstanding registered ordinary shares of VectivBio Holding AG (“VectivBio”) (the “Tender Offer”) has not yet been commenced. This filing does not constitute a recommendation, an offer to purchase or a solicitation of an offer to sell VectivBio securities. At the time the Tender Offer is commenced, Ironwood Pharmaceuticals, Inc. (“Ironwood”) will file a Tender Offer Statement on Schedule TO (including an Offer to Purchase) with the Securities and Exchange Commission (the “SEC”) and thereafter, VectivBio will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC, in each case, with respect to the Tender Offer. The solicitation and the offer by Ironwood to purchase ordinary shares of VectivBio will only be made pursuant to such Offer to Purchase and related materials. Once filed, investors and security holders are urged to read these materials (including the Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents, as each may be amended or supplemented from time to time) carefully since they will contain important information that VectivBio’s investors and security holders should consider before making any decision regarding tendering their ordinary shares, including the terms and conditions of the Tender Offer. The Tender Offer Statement, Offer to Purchase, Solicitation/Recommendation Statement and related materials will be filed with the SEC, and VectivBio’s investors and security holders may obtain a free copy of these materials (when available) and other documents filed by Ironwood and VectivBio with the SEC at the website maintained by the SEC at www.sec.gov. In addition, the Tender Offer Statement and other documents that Ironwood and VectivBio file with the SEC will be made available to all investors and security holders of VectivBio free of charge from the information agent for the Tender Offer. Investors may also obtain, at no charge, the documents filed with or furnished to the SEC by VectivBio under the “Investors & Media” section of VectivBio’s website at https://vectivbio.com.

Forward-Looking Statements

To the extent that statements contained in this filing are not statements of historical facts, they may be deemed to be forward-looking statements. In some cases, such forward-looking statements can be identified by terms such as “believes,” “plans,” “anticipates,” “continue,” “potential,” “seek,” “goal,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements are based on management’s current expectations, beliefs, estimates, projections and assumptions. As such, forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties that are difficult to predict. As a result, a number of important factors could cause actual results to differ materially from those indicated by such forward-looking statements, including: the risk that the proposed acquisition of VectivBio Holding AG (“VectivBio”) by Ironwood Pharmaceuticals, Inc. (“Ironwood”) may not be completed; the possibility that competing offers or acquisition proposals for VectivBio will be made; the delay or failure of the tender offer conditions to be satisfied (or waived), including insufficient ordinary shares of VectivBio being tendered in the tender offer; the failure (or delay) to receive the required regulatory approvals of the proposed acquisition; the possibility that prior to the completion of the transactions contemplated by the acquisition agreement, Ironwood’s or VectivBio’s business may experience significant disruptions due to transaction-related uncertainty; the effects of disruption from the transactions of VectivBio’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, manufacturers, suppliers, vendors, business partners and distribution channels to patients; the occurrence of any event, change or other circumstance that could give rise to the termination of the acquisition agreement; the risk that shareholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability; the failure of the closing conditions set forth in the acquisition agreement to be satisfied (or waived); the possibility that VectivBio’s clinical trials may not demonstrate acceptable safety and efficacy of VectivBio’s product candidates; the possibility that VectivBio’s expectations may not be met as to the timing, progress and/or results of clinical trials of its product candidates or its research and development programs; the possibility that VectivBio’s expectations may not be met as to the timing, scope and/or likelihood of regulatory filings and approvals; the possibility that VectivBio may not obtain marketing approvals of its product candidates and/or meet existing or future regulatory standards or comply with post-approval requirements; the possibility that VectivBio’s expectations may not be met as to its ability to fund its operating expenses and/or capital expenditure requirements with its cash and cash equivalents; the possibility that VectivBio’s expectations may not be met as to future milestone or royalty payments to or from VectivBio’s licensing partners or other third-parties, and the timing of such payments; the possibility that VectivBio’s expectations may not be met as to the potential market size and/or the size of the patient populations for its product candidates, if approved for commercial use; the possibility that VectivBio’s expectations may not be met as to the potential advantages of apraglutide over existing therapies for short bowel syndrome with intestinal failure and/or the potential uses of apraglutide to treat other indications; the possibility that VectivBio’s expectations may not be met as to the developments and/or projections relating to its competitors or its industry, including competing therapies; the possibility that VectivBio may not be able to enter into new collaborations; the possibility that VectivBio’s expectations may not be met as to its ability to develop additional product candidates or leverage its current product candidates for other indications, and/or its ability to identify additional products, product candidates or technologies with significant commercial potential that are consistent with its commercial objectives; the possibility that VectivBio’s expectations may not be met as to its ability to develop, acquire and/or advance additional product candidates into, and successfully complete, clinical trials; the possibility that the commercialization and market acceptance of its product candidates may not occur; the sufficiency of VectivBio’s marketing and manufacturing capabilities or those of the third parties with which it contracts; VectivBio’s ability to operate its business without infringing the intellectual property rights and/or proprietary technology of third parties; the possibility that the anticipated scope of protection VectivBio is able to establish and maintain for intellectual property rights covering its product candidates may not materialize; the possibility that VectivBio’s estimates of its expenses, future revenue, capital requirements and/or its needs for or ability to obtain additional capital may not be accurate; the possibility of adverse regulatory development in the United States, Europe and other jurisdictions; the possibility that VectivBio’s expectations may not be met as to its ability to effectively manage its anticipated growth; the possibility that VectivBio’s expectations may not be met as to its ability to attract and retain qualified employees and key personnel; and a variety of other risks set forth from time to time in Ironwood’s or VectivBio’s filings with the SEC, including but not limited to the risks discussed in Ironwood’s Annual Report on Form 10-K for the year ended December 31, 2022 and in other filings with the SEC and the risks discussed in VectivBio’s Annual Report on Form 20-F for the year ended December 31, 2022 and in its other filings with the SEC. The reader is cautioned not to unduly rely on these forward-looking statements. Ironwood and VectivBio expressly disclaim any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

Exhibit Index

Exhibit No.	Description

99.1	Letter from Luca Santarelli, the Chief Executive Officer of the Company, to employees, first used on May 22, 2023.

99.2	Townhall Presentation, first used on May 22, 2023.

99.3	Email from Omar Khwaja, the Chief Medical Officer of the Company, to advocacy and professional groups, first used on May 22, 2023.

99.4	Email from Scott Applebaum, the Chief Legal Officer of the Company, to partners, first used on May 22, 2023.

99.5	Email from Patrick Malloy, the SVP, Investor Relations of the Company, to investor community, first used on May 22, 2023.

99.6	Email from Omar Khwaja, the Chief Medical Officer of the Company, to study investigators, first used on May 22, 2023.

99.7	Email from Claudia D’Augusta, the Chief Financial Officer of the Company, to vendors, first used on May 22, 2023.

99.8	Social Media Posts of the Company, dated May 22, 2023.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VECTIVBIO HOLDING AG

By:	/s/ Luca Santarelli
Name:	Luca Santarelli
Title:	Chief Executive Officer

Dated: May 22, 2023